Exhibit 99.1

Press Release

TAT Technologies Reports Fourth Quarter 2025 Results

CHARLOTTE, N.C., March 18, 2026 – TAT Technologies Ltd. (NASDAQ: TATT, TASE: TAT Tech), a leading supplier of products and services for the commercial and military aviation industries and the ground defense industries, reported today its results for the three-month and twelve-month period ended December 31, 2025.

Financial Highlights for The Fourth Quarter and 12 Months of 2025:

•
Revenues: increased by 13.4% to $46.5 million compared to $41.0 million for the fourth quarter of 2024. For the twelve months of 2025, revenues increased by 17.0% to $178.0 million compared to $152.1 million for the same period in 2024.

•
Gross Profit: increased by 23.6% to $11.7 million (25.2% of revenues) compared to $9.5 million (23.1% of revenues) for the fourth quarter of 2024. For the twelve months of 2025, gross profit increased by 33.6% to $44.1 million (24.8% of revenues) compared to $33.0 million (21.7% of revenues) for the same period in 2024.

•
Operating Income: increased by 20.2% to $4.9 million (10.6% of revenues) compared to $4.1 million (10.0% of revenues) for the fourth quarter of 2024. For the twelve months of 2025, operating income increased by 50.5% to $18.8 million (10.6% of revenues) compared to $12.5 million (8.2% of revenues) for the same period in 2024.

•
Net Income: increased by 32.2% to $4.7 million compared to $3.6 million for the fourth quarter of 2024. For the twelve months of 2025, net income increased by 50.6% to $16.8 million compared to $11.2 million for the same period in 2024.

•
Adjusted EBITDA: increased by 24.0% to $6.9 million (14.8% of revenues) compared to $5.5 million (13.5% of revenues) for the fourth quarter of 2024. Adjusted EBITDA for the twelve months of 2025 increased by 36.7% to $25.5 million (14.3% of revenues) compared to $18.6 million (12.2% of revenues) for the same period in 2024.

•
Cash flow provided from operating activities for the three and twelve months ended December 31, 2025, was $5.6 million and $15.0 million, respectively, compared to cash flows used in operating activities of ($1.0) million and $(5.8) million for the three and twelve months ended December 31, 2024, respectively.

Mr. Igal Zamir, TAT’s CEO and President, commented: “We are very pleased with the results for the full year of 2025 and the fourth quarter of 2025. TAT delivered record results marking 2025 as our third consecutive year of growth and improvement across all key financial metrics.

For the full year of 2025 we achieved record revenue of $178 million and margin expansion in all profitability parameters including a record high EBITDA margin. We demonstrated capabilities to grow organically at a rapid pace within our industry while improving margins quarter after quarter.

Fourth-quarter revenue followed a seasonal trajectory, resulting in a stabilization of pace compared to earlier periods. Nevertheless, we achieved organic growth of over 13%, a rate that outperforms broader industry organic growth.”

Mr. Zamir added: “We ended the year with a backlog and long-term agreements value of approximately $550 million, up from $429 million entering 2025, providing strong revenue visibility and supporting our objective for continued growth through 2026. With sustained demand across the aviation MRO market, we remain focused on executing our strategy, expanding our capabilities, and pursuing M&A opportunities that strengthen our position in thermal management and power systems”.

Investor Call Information

TAT Technologies will host an earnings webcast to review the quarterly and annual results on Thursday, March 19, 2026, at 8 a.m. ET. Interested investors can register for the webcast at the link below or visit the investor relations section of the Company’s website at https://tat-technologies.com/investors/.

Conference call

Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with GAAP, the Company also presents Adjusted EBITDA.  The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors with a more complete understanding of the Company’s underlying operational results, trends and performance. Adjusted EBITDA is calculated as net income excluding the impact of: the Company's share in results of affiliated companies, share-based compensation, taxes on income, financial (expenses) income, net, and depreciation and amortization. Adjusted EBITDA, however, should not be considered as an alternative to net income and operating income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliation of Adjusted EBITDA below.

About TAT Technologies LTD

We are a leading provider of solutions and services to the aerospace and defense industries. We operate four operational units: (i) original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through our Kiryat Gat facility (TAT Israel); (ii) maintenance repair and overhaul (“MRO”) services for heat transfer components and OEM of heat transfer solutions through our subsidiary Limco Airepair Inc. (“Limco”); (iii) MRO services for aviation components through our subsidiary, Piedmont Aviation Component Services LLC (“Piedmont”) (mainly Auxiliary Power Units (“APUs”) and landing gear); and (iv) overhaul and coating of jet engine components through our subsidiary, Turbochrome Ltd. (“Turbochrome”).

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories through TAT Israel primarily include the design, development and manufacture of (i) a broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft and ground applications; and (iii) a variety of mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO and OEM of heat transfer solutions include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates a Federal Aviation Administration (“FAA”)-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs and landing gear. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of jet engine overhaul through its Turbochrome facility includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

Contact:
Mr. Eran Yunger
Director of IR
erany@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release and/or this report contains “forward-looking statements” within the meaning of the United States federal securities laws. These forward-looking statements include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, LTAs and backlog, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

	December 31,
	2025	2024

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$51,259	$7,129
Accounts receivable, net of allowance for credit losses of $172 and $400 thousands as of December 31, 2025 and 2024, respectively	33,420	29,697
Inventory	75,549	68,540
Prepaid expenses and other current assets	6,071	7,848

Total current assets	166,299	113,214

NON-CURRENT ASSETS:
Property, plant and equipment, net	46,922	41,576
Operating lease right of use assets	5,807	2,282
Intangible assets, net	1,452	1,553
Investment in affiliates	4,905	2,901
Restricted deposit	307	305
Funds in respect of employee rights upon retirement	398	654
Deferred tax assets	639	877

Total non-current assets	60,430	50,148

Total assets	$226,729	$163,362

TAT TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

	December 31,
	2025	2024

LIABILITIES AND SHAREHOLDERS 'EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$2,227	$2,083
Short term loans	-	4,350
Accounts payable	12,986	12,158
Accrued expenses and other	17,296	18,594
Current maturities of operating lease liabilities	1,474	939

Total current liabilities	33,983	38,124

NON-CURRENT LIABILITIES:
Long-term loans	9,485	10,938
Operating lease liabilities	4,448	1,345
Liability in respect of employee rights upon retirement	770	986
Deferred tax liabilities	1,652	-

Total non-current liabilities	16,355	13,269

COMMITMENTS AND CONTINGENCIES (NOTE 11)

Total liabilities	50,338	51,393

SHAREHOLDERS 'EQUITY:
Ordinary shares of NIS 0 par value. Authorized: 19,000,000 shares at December 31, 2025 and 13,000,000 shares at December 31, 2024 Issued:13,257,610 and 11,214,831 shares at December 31, 2025 and 2024, respectively Outstanding: 12,983,137 and 10,940,358 shares at December 31, 2025 and 2024, respectively	-	-
Additional paid-in capital	136,578	89,697
Treasury shares, at cost, 274,473 shares at December 31, 2025 and 2024	(2,088)	(2,088)
Accumulated other comprehensive income (loss)	643	(76)
Retained earnings	41,258	24,436

Total shareholders' equity	176,391	111,969

Total liabilities and shareholders' equity	$226,729	$163,362

TAT TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S dollars in thousands

	Three Months Ended December 31		Year ended December 31,
	2025	2024	2025	2024

Revenues:
Products	$13,046	$11,879	$50,850	$47,710
Services	33,488	29,165	127,165	104,406
	46,534	41,044	178,015	152,116

Cost of revenue:
Products	9,180	8,792	35,793	33,986
Services	25,636	22,769	98,124	85,116
	34,816	31,561	133,917	119,102
Gross profit	11,718	9,483	44,098	33,014

Operating expenses:
Research and development, net	497	302	1,384	1,248
Selling and marketing	2,470	2,099	8,576	7,746
General and administrative	4,208	2,961	15,730	11,901
Other (income) expense	(404)	7	(404)	(383)
	6,771	5,369	25,286	20,512
Operating income	4,947	4,114	18,812	12,502

Interest expenses	175	289	1,010	1,472
Other financial expenses, net	32	169	325	477
Income before taxes on income	4,740	3,656	17,477	10,553

Provision for taxes on income	519	289	2,143	195
Income before share of equity investment	4,221	3,367	15,334	10,358

Share in profits of equity investment of affiliated companies	505	208	1,488	809
Net income	$4,726	$3,575	$16,822	$11,167

TAT TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S dollars in thousands

	Three Months Ended December 31		Year ended December 31,
	2025	2024	2025	2024

Net income	$4,726	$3,575	$16,822	$11,167

Earnings per share
Basic	$0.36	$0.33	$1.39	$1.08
Diluted	$0.36	$0.32	$1.37	$1.00

Weighted average number of shares outstanding

Basic	12,959,476	10,887,540	12,075,678	10,363,978
Diluted	13,093,285	11,707,622	12,283,312	11,215,827

TAT TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S dollars in thousands

	Three Months Ended December 31,		Year ended December 31,
	2025	2024	2025	2024

Net income	$4,726	$3,575	$16,822	$11,167
Other comprehensive income (loss), net:
Net unrealized losses from derivatives	-	-	-	(27)
Change in foreign currency translation adjustments	144	(197)	719	(76)
Total comprehensive income	$4,870	$3,378	$17,541	$11,064

TAT TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S dollars in thousands, except share data

	Ordinary shares			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Total shareholders’ equity
BALANCE AT DECEMBER 31, 2022	9,186,019	$2,842	$66,245	$(26)	$(2,088)	$8,597	$75,570
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2023:
Comprehensive income	-	-	-	53	-	4,672	4,725
Exercise of options	32,466	8	157	-	-	-	165
Issuance of common shares net of issuance costs of $141 thousands	1,158,600	290	9,774	-	-	-	10,064
Share based compensation	-	-	159	-	-	-	159
BALANCE AT DECEMBER 31, 2023	10,377,085	3,140	76,335	27	(2,088)	13,269	90,683
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2024:
Comprehensive income (loss)	-	-	-	(103)	-	11,167	11,064
Exercise of options	164,406	12	(12)	-	-	-	-
Cancel of shares par value	-	(3,152)	3,152	-	-	-	-
Issuance of common shares net of issuance costs of $162 thousands	673,340	-	9,827	-	-	-	9,827
Share based compensation	-	-	395	-	-	-	395
BALANCE AT DECEMBER 31, 2024	11,214,831	-	89,697	(76)	(2,088)	24,436	111,969
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2025:
Comprehensive income	-	-	-	719	-	16,822	17,541
Exercise of options	175,481	-	282	-	-	-	282
Issuance of common shares on public offering, net of issuance costs of $2,769 thousands	1,625,000	-	39,415	-	-	-	39,415
Exercise of the underwriters' option on public offering, net of issuance costs of $413 thousands	242,298	-	5,953	-	-	-	5,953
Share based compensation	-	-	1,231	-	-	-	1,231
BALANCE AT DECEMBER 31, 2025	13,257,610	$-	$136,578	$643	$(2,088)	$41,258	$176,391

TAT TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three Months Ended December 31,		Year ended December 31,
	2025	2024	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,726	$3,575	$16,822	$11,167

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,339	1,136	5,101	5,455
Loss (gain) from change in fair value of derivatives	-	22	-	22
Net change in operating right of use asset and operating lease liability	112	18	112	18
Noncash financial expenses (income)	1,247	79	1,881	(187)
Decrease in restructuring plan provision	-	(63)	-	(63)
Change in allowance for credit losses	(149)	55	(228)	55
Share in results of affiliated companies	(505)	(208)	(1,488)	(809)
Share based compensation	551	185	1,231	395
Capital gains from sale of property, plant and equipment	(401)	(123)	(401)	(478)
Deferred income taxes, net	424	208	1,890	117
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	59	(37)	(3,495)	(9,743)
Decrease (increase) in other current assets and prepaid expenses	394	(625)	2,235	(1,463)
Decrease (increase) in inventory	1,520	(6,510)	(7,532)	(17,165)
Increase (decrease) in trade accounts payable	(4,381)	(746)	359	2,170
Increase (decrease) in accrued expenses and other	629	2,073	(1,513)	4,691
Net cash provided by (used in) operating activities	5,565	(961)	14,974	(5,818)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property, plant and equipment	900	-	900	1,275
Purchase of property, plant and equipment	(2,044)	(1,569)	(10,954)	(5,126)
Net cash used in investing activities	(1,144)	(1,569)	(10,054)	(3,851)

TAT TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three Months Ended December 31,		Year ended December 31,
	2025	2024	2025	2024

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term loans	$(528)	$(562)	$(2,088)	$(2,016)
Net change in short term loans	-	1,754	(4,350)	(7,650)
Proceeds from issuance of ordinary shares and exercise of underwriters’ option	-	-	48,550	9,827
Issuance costs of ordinary shares and exercise of the underwriters' option	-	(96)	(3,182)	-
Proceeds from exercise of options	282	-	282	-
Net cash provided by (used in) financing activities	(246)	1,096	39,212	161

Net increase (decrease) in cash and cash equivalents and restricted cash	4,175	(1,434)	44,132	(9,508)
Cash and cash equivalents and restricted cash at beginning of period	47,391	8,868	7,434	16,942
Cash and cash equivalents and restricted cash at end of period	$51,566	$7,434	$51,566	$7,434

Supplementary information on investing and financing activities not involving cash flows:
Additions of operating lease right-of-use assets and operating lease liabilities	104	165	3,859	983
Reclassification of inventory to property, plant and equipment	-	95	579	155

Supplemental disclosure of cash flow information:
Interest paid	55	111	1,001	1,400

TAT TECHNOLOGIES LTD.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)

U.S. dollars in thousands

	Three Months Ended December 31,		Year ended December 31,
	2025	2024	2025	2024

Net income	$4,726	$3,575	$16,822	$11,167
Adjustments:
Share in results and sale of equity investment of affiliated companies	(505)	(208)	(1,488)	(809)
Provision for income taxes	519	289	2,143	195
Financial expenses, net	207	458	1,335	1,949
Depreciation and amortization	1,385	1,254	5,410	5,717
Share based compensation	551	185	1,231	395
Adjusted EBITDA	$6,883	$5,553	$25,453	$18,614